November 20, 2018

Owen Serjeant
President
CSI Compressco LP
24955 Interstate 45 North
The Woodlands, TX 77380

       Re: CSI Compressco LP
           Registration Statement on Form S-3
           Filed November 15, 2018
           File No. 333-228400

Dear Mr. Serjeant:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
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